Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603


                                October 21, 2020




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



    Re:                          FT 8967
                Interest Rate Hedge and ETF Portfolio, Series 27
                                 (the "Trust")
                      CIK No. 1820092 File No. 333-248891
--------------------------------------------------------------------------------


Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

General
_______

      1. PLEASE INCLUDE DISCLOSURE THAT BRIEFLY DESCRIBES THE UIT'S INDEMNIFICATION PROVISIONS RELATING TO OFFICERS, DIRECTORS, ETC. IN THE REGISTRATION STATEMENT AS REQUIRED BY RULE 484 (IN ADDITION TO PROVIDING THE UNDERTAKING).

      Response:  Please  refer  to  the  bullet  points under the section of the
Prospectus entitled "Expenses and Charges" where the Trust identifies circumstances under which the Trust may indemnify the Trustee and/or Sponsor of the Trust.

Portfolio
_________

      2.  WITH  RESPECT  TO  THE  FIRST  PARAGRAPH  UNDER  THE  SECTION ENTITLED
"PORTFOLIO SELECTION PROCESS", PLEASE ADD DISCLOSURE DESCRIBING HOW THESE INVESTMENTS SERVE AS A HEDGE TO INTEREST RATE RISK. ALSO, IF THE UNDERLYING ETFS INVEST IN BONDS THAT REFERENCE LIBOR, PLEASE ADD RELEVANT RISK DISCLOSURE.

      Response: In accordance with the Staff's comment, the following disclosure will be added to the section entitled "Portfolio Selection Process":

      "The Sponsor believes that these asset classes have characteristics that tend to be less sensitive to interest rate changes and thus serve as a hedge to interest rate risk."

In addition, if the Trust's final portfolio has significant exposure to bonds that reference LIBOR, appropriate risk disclosure will be added to the Trust's prospectus.

      3. PLEASE SPECIFY THE TYPES OF FIXED-INCOME SECURITIES THE TRUST WILL INVEST IN IN THE SECTION ENTITLED "ADDITIONAL PORTFOLIO CONTENTS."

      Response:   Based   on  the  Trust's  final  portfolio,  any  fixed-income
securities that are not referenced in the section entitled "Portfolio Selection Process" will be added to the section entitled "Additional Portfolio Contents."

      4. PLEASE DISCLOSE IF THE TRUST HAS ANY EXPOSURE TO COVENANT-LITE INVESTMENTS AND ADD RELEVANT RISK DISCLOSURE.

      Response: If the Trust's final portfolio has significant exposure to covenant-lite loans, appropriate disclosure will be added to the Trust's prospectus.

      5. PLEASE DESCRIBE IF THE TRUST HAS ANY CRITERIA AS TO DURATION, MATURITY OR CREDIT QUALITY.

      Response: In accordance with the Staff's comment, the following disclosure will be added to the Section entitled "Portfolio Selection Process":

      "The Sponsor does not require specific duration, maturity or investment quality policies when selecting the ETFs for the portfolio."

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                                      Very truly yours,

                                                      CHAPMAN AND CUTLER LLP


                                                      By /s/ Daniel J. Fallon
                                                        ________________________
                                                             Daniel J. Fallon